                      MENTOR GRAPHICS EXTENDS TENDER OFFER
                          FOR QUICKTURN DESIGN SYSTEMS

    WILSONVILLE, OR, OCTOBER 7, 1998--Mentor Graphics Corporation (Nasdaq: MENT) today announced that it has extended its $12.125 per share cash tender offer for all outstanding shares of the common stock of Quickturn Design Systems, Inc. (Nasdaq: QKTN). The Offer, which commenced on August 12, 1998, is now scheduled to expire at 12:00 Midnight, New York City time, on Friday, October 30, 1998 unless extended.

    As of 8:00 p.m., New York City time, on October 6, 1998, the date on which the Offer was scheduled to expire, 7,244,936 shares of Quickturn common stock had been validly tendered into the Offer, which, together with the 591,500 shares already owned by Mentor, represents approximately 43.7 percent of Quickturn's outstanding common stock. The shares tendered represent 40.4 percent of the outstanding common stock.

    Dr. Walden C. Rhines, President and Chief Executive Officer of Mentor Graphics, said: "We are gratified by the continued strong support of Quickturn stockholders for our $12.125 per share all-cash, fully financed, premium offer. We remain committed to completing the acquisition."

    The Dealer Manager for the Offer is Salomon Smith Barney. The Information Agent for the Offer is MacKenzie Partners, Inc., which can be reached toll-free at 800-322-2885 or by collect call at 212-929-5500.

Contacts:  Anne M. Wagner                            Roy Winnick/Todd Fogarty
           Vice President, Marketing                 Kekst and Company
           503/685-1462                              212/521-4800

                                     # # #